U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CITY CAPITAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

17776P-20-9

(CUSIP Number)

Waldo Emerson Brantley III

City Capital Corporation

2000 Mallory Lane, Suite 130-301

Franklin, Tennessee 37067

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box    ☐

1.

Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only):

Waldo Emerson Brantley III.

2.

Check the Appropriate Box if a Member of a Group (See Instructions):

(a)

☐

(b)

☐

3.

SEC Use Only:

___________________________________________________________________________

4.

Source of Funds (See Instructions):

OO

5.

Check if Disclosure of  Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

☐

6.

Citizenship or Place of Organization:

United States.

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	757,333
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	757,333
	10.	Shared Dispositive Power	0

11.

Aggregate Amount Beneficially Owned by the Reporting Persons (combined): 757,333

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

 ☐

13.

Percent of Class Represented by Amount in Row (11):

16.47% (as of December 29, 2008)

14.

Type of Reporting Person:  IN

ITEM 1.

SECURITY AND ISSUER.

City Capital Corporation

Common Stock, $0.001 par value

2000 Mallory Lane, Suite 130-301

Franklin, Tennessee 37067

ITEM 2.

IDENTITY AND BACKGROUND.

(a)

Name: Waldo Emerson Brantley III.

(b)

Address: 2000 Mallory Lane, Suite 130-301, Franklin, Tennessee 37067.

(c)

Occupation: Executive Vice President and a director of the Issuer, and President of WEB3Direct, Inc., which assists companies with target marketing and financing. The address of WEB3Direct, Inc. is 1775 Forest Boulevard, Jacksonville, Florida 32246.

(d)

During the last five years, Mr. Brantley has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Brantley was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)

Citizenship: United States.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 9, 2008, the Issuer issued 500,000 restricted shares of common stock to WEB3Direct, Inc. for consulting services valued at $100,000 ($0.20 per share). On December 29, 2008, the Issuer issued 100,000 restricted shares of common stock to WEB3Direct, Inc. for consulting services valued at $20,000 ($0.20 per share).

ITEM 4.

PURPOSE OF TRANSACTION.

      See Item 3 above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

Of the total of 757,333 shares, 157,333 are owned by Mr. Brantley and 600,000 are owned by WEB3Direct, Inc., a Florida corporation.  100% of the outstanding shares of common stock of WEB3Direct, Inc. is held by Sadiq Family Limited Partnership, a Nevada partnership in which Mr. Brantley owns a 5% interest and his wife, Anne Banas, owns a 95% interest.  However, Mr. Brantley is the general partner of this partnership and controls the voting power and the investment power over the assets of this company.  This amount represents, as of December 8, 2008, 16.47% of the outstanding common stock of the Issuer.

(b)

Mr. Brantley has sole voting and dispositive power with respect to all 757,333 shares reported.

(c)

Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On June 5, 2008, the Company entered into a consulting services agreement with Web3Direct, Inc., a Florida corporation.  600,000 restricted shares of common stock were issued to WEB3Direct, Inc. for services rendered to the Issuer under this agreement.

ITEM  7.

MATERIAL TO BE FILED AS EXHIBITS.

Consulting Services Agreement between the Company and Web3Direct, Inc., dated June 5, 2008 (incorporated by reference to Exhibit 10 of the Form 8-K filed on September 3, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Waldo Emerson Brantley III

Date: September 29, 2009                                                    /s/  Waldo Emerson Brantley III

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